UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NVE Corporation

(Name of Issuer)

Common Stock (par value $0.01)

(Title of Class of Securities)

629445206

(CUSIP Number)

Lawrence A. Oberman

Trigran Investments, Inc.

630 Dundee Road

Suite 230

Northbrook, IL 60062

847-656-1640

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629445206

1.	Names of Reporting Persons Trigran Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 430,962

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 430,962

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 430,962

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 8.9% as of November 6, 2014 (based on 4,857,953 shares of Common Stock issued and outstanding as of October 17, 2014, per NVE Corporation Form 10-Q dated October 22, 2014).

14.	Type of Reporting Person (See Instructions) IA/CO

CUSIP No. 629445206

1.	Names of Reporting Persons Trigran Investments, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 226,702

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 226,702

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 226,702

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 4.7% as of November 6, 2014 (based on 4,857,953 shares of Common Stock issued and outstanding as of October 17, 2014, per NVE Corporation Form 10-Q dated October 22, 2014).

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 629445206

1.	Names of Reporting Persons Douglas Granat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 430,962

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 430,962

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 430,962

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 8.9% as of November 6, 2014 (based on 4,857,953 shares of Common Stock issued and outstanding as of October 17, 2014, per NVE Corporation Form 10-Q dated October 22, 2014).

14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 629445206

1.	Names of Reporting Persons Lawrence A. Oberman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 430,962

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 430,962

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 430,962

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 8.9% as of November 6, 2014 (based on 4,857,953 shares of Common Stock issued and outstanding as of October 17, 2014, per NVE Corporation Form 10-Q dated October 22, 2014).

14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 629445206

1.	Names of Reporting Persons Steven G. Simon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 430,962

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 430,962

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 430,962

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 8.9% as of November 6, 2014 (based on 4,857,953 shares of Common Stock issued and outstanding as of October 17, 2014, per NVE Corporation Form 10-Q dated October 22, 2014).

14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 629445206

1.	Names of Reporting Persons Bradley F. Simon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 430,962

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 430,962

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 430,962

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 8.9% as of November 6, 2014 (based on 4,857,953 shares of Common Stock issued and outstanding as of October 17, 2014, per NVE Corporation Form 10-Q dated October 22, 2014).

14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 629445206

Item 1.	Security and Issuer

This Amended Statement of Beneficial Ownership on Schedule 13D (“Amendment 2”) amends the Amended Statement of Beneficial Ownership on Schedule 13D filed on July 10, 2014 (“Amendment 1”), and the original Statement of Beneficial Ownership on Schedule 13D filed on May 28, 2013 (the “Original Schedule 13D”) in connection with the parties and matters referenced herein, with respect to the common stock (par value $0.01) (the “Common Stock”) of NVE Corporation (the “Issuer”), whose principal executive offices are located at 11409 Valley View Road, Eden Prairie, Minnesota 55344.  Any capitalized terms used and not defined in this Amendment 2 shall have the meanings set forth in Amendment 1 or in the Original Schedule 13D.  Only those items that are reported herein are amended, and only to the extent amended herein; all other items, including previously filed exhibits, remain unchanged and are incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

Funds for the purchases of Common Stock described herein were derived from the working investment capital of the Funds and the Managed Accounts.  After accounting for proceeds from any sales of Common Stock, a total of $15,918,236 was paid to acquire all of the shares of Common Stock reported herein as follows: Trigran Investments, L.P. beneficially owns 226,702 shares of Common Stock at a net cost (after proceeds from any sales of Common Stock) of $7,470,070; Trigran Investments, L.P. II beneficially owns 142,179 shares of Common Stock at a net cost (after proceeds from any sales of Common Stock) of $4,936,869 and the Managed Accounts beneficially own 62,081 shares of Common Stock at a net cost (after proceeds from any sales of Common Stock) of $3,511,297. All of the information set forth in the responses to Item 3 of Amendment 1 and Item 3 of the Original Schedule 13D otherwise remains in full force and effect and is incorporated by reference herein.

Item 4.	Purpose of Transaction

Since the filing of Amendment 1, the Reporting Persons have purchased and/or sold shares of Common Stock for investment purposes in the ordinary course of their investment activities and not with any purpose of, or with the effect of, changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.  All of the information set forth in the responses to Item 4 of Amendment 1 and Item 4 of the Original Schedule 13D otherwise remains in full force and effect and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a)-(b)         Incorporated by reference to Items (7) - (11) and (13) of the cover page relating to each Reporting Person.

(c)                             In the sixty days prior to the date of filing of this Amendment 2, the Reporting Persons purchased and/or sold shares of the Issuer’s Common Stock in open market transactions.  A list of those transactions is provided below.  Other than as described herein, no Reporting Person and, to the best of each Reporting Person’s knowledge, no executive officer or director of any Reporting Person, has engaged in any transaction during the past 60 days in any shares of the Issuer’s Common Stock.

Transaction Date	Number of Shares	Buy/ Sell	Price per share
9/9/2014	1000	Buy	68.85
9/10/2014	449	Buy	68.60
9/15/2014	845	Buy	68.08
9/19/2014	1520	Buy	67.6289	(1)
9/22/2014	1000	Buy	66.01
9/22/2014	1000	Buy	66.60
9/22/2014	1000	Buy	67.15
9/23/2014	1000	Buy	65.45
9/26/2014	505	Buy	65.5391	(2)
10/1/2014	410	Buy	64.08
10/7/2014	1500	Buy	62.60
10/8/2014	922	Buy	61.2767	(3)
10/10/2014	962	Buy	59.7979	(4)
10/13/2014	419	Buy	59.5544	(5)
10/21/2014	395	Buy	65.7868	(6)
10/22/2014	401	Buy	64.75
10/23/2014	861	Buy	68.50
10/23/2014	757	Buy	66.4891	(7)
10/24/2014	1646	Buy	68.4019	(8)
11/6/2014*	2078	Sell	75.80

CUSIP No. 629445206

*    Transaction for the account of Trigran Investments, L.P.

(1) The price reported represents a weighted average price. The shares were purchased in multiple transactions at prices ranging from $67.30 to $67.80, inclusive.  The Reporting Persons undertake to provide upon request to the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price.

(2) The price reported represents a weighted average price. The shares were purchased in multiple transactions at prices ranging from $64.65 to $65.55, inclusive.  The Reporting Persons undertake to provide upon request to the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price.

(3) The price reported represents a weighted average price. The shares were purchased in multiple transactions at prices ranging from $61.27 to $61.28, inclusive.  The Reporting Persons undertake to provide upon request to the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price.

(4) The price reported represents a weighted average price. The shares were purchased in multiple transactions at prices ranging from $59.79 to $59.80, inclusive.  The Reporting Persons undertake to provide upon request to the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price.

(5) The price reported represents a weighted average price. The shares were purchased in multiple transactions at prices ranging from $59.55 to $59.58, inclusive.  The Reporting Persons undertake to provide upon request to the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price.

(6) The price reported represents a weighted average price. The shares were purchased in multiple transactions at prices ranging from $65.40 to $65.97, inclusive.  The Reporting Persons undertake to provide upon request to the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price.

(7) The price reported represents a weighted average price. The shares were purchased in multiple transactions at prices ranging from $66.48 to $66.50, inclusive.  The Reporting Persons undertake to provide upon request to the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price.

(8) The price reported represents a weighted average price. The shares were purchased in multiple transactions at prices ranging from $68.25 to $68.50, inclusive.  The Reporting Persons undertake to provide upon request to the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price.

(d)                                 Owners of certain Managed Accounts have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Issuer held in those accounts. No such account has such power with respect to more than five percent of the class of securities to which this Amendment 2 relates.

(e)                                  As of November 6, 2014, Reporting Person Trigran Investments, L.P. has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 28, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D (including any and all amendments thereto) with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached to the Original 13D as Exhibit 99.1 and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

The Joint Filing Agreement filed as Exhibit 99.1 to the Original Schedule 13D is incorporated by reference herein.

CUSIP No. 629445206

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 10th day of November, 2014

TRIGRAN INVESTMENTS, INC.

/s/ Lawrence A. Oberman
Lawrence A. Oberman
Executive Vice President and Director

TRIGRAN INVESTMENTS, L.P.

/s/ Lawrence A. Oberman
Lawrence A. Oberman
Executive Vice President and Director of Trigran Investments, Inc., the General Partner of Trigran Investments, L.P.

TRIGRAN INVESTMENTS, L.P. II

/s/ Lawrence A. Oberman
Lawrence A. Oberman
Executive Vice President and Director of Trigran Investments, Inc., the General Partner of Trigran Investments, L.P. II

/s/ Lawrence A. Oberman
Lawrence A. Oberman

/s/ Douglas Granat
Douglas Granat

/s/ Steven G. Simon
Steven G. Simon

/s/ Bradley F. Simon
Bradley F. Simon